SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                   FORM 11-K

          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1998

                                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

             For the transition period from . . . .to . . .
                     Commission file number 1-3619

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 PFIZER SAVINGS AND INVESTMENT PLAN
                FOR EMPLOYEES RESIDENT IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                                  PFIZER INC.
                             235 EAST 42ND STREET
                           NEW YORK, NEW YORK 10017


PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS

December 31, 1998

                            Non-
                            Partici-
                            pant
                            Directed                   Participant Directed
                            --------  -----------------------------------------------------------
                            Pfizer
                            Inc.
                            Common
                            Stock
                Total       Fund*       Fund A     Fund B   Fund C*      Fund E  Fund F   Fund G
                ---------------------------------------------------------------------------------
ASSETS
Investments,
at fair
value:
 Pfizer Inc.
 common stock:
  Pfizer Inc.
   Common Stock
   Fund,
   182,633
   shares, cost
   $3,113,797;
   Fund C,
   180,319
   shares, cost
   $4,486,296   $45,369,125 $22,829,175  $      --  $    -- $22,539,950    $--     $--        $--
 Other market-
 able securities:
  Fund A, cost
  $1,636,291;
  Fund B, cost
  $379,923        2,634,501          --  1,715,833  918,668          --     --      --         --
Interest-bear-
ing deposits/
(overdrafts),
at cost which
approximates
fair value           25,063       2,437        814     (613)     22,379     25     --          21
               ----------------------------------------------------------------------------------
  Total
  investments    48,028,689  22,831,612  1,716,647  918,055  22,562,329     25     --          21

Due (to)/from
 other funds             --        (168)     2,282       --      (2,114)     --    --          --
Interest and
 other
 miscellaneous
 receivable           6,071         110      5,651       27         283     --     --          --

Contributions
receivable:
 Employees          512,257          --     25,461   10,057     476,594    125     --          20
 Employers          212,387     212,387         --       --          --     --     --          --
               ----------------------------------------------------------------------------------
  Net assets
  available for
  plan benefits-
  Note 7        $48,759,404 $23,043,941 $1,750,041 $928,139 $23,037,092   $150    $--         $41
               ==================================================================================
Number of units
outstanding at
end of year                   1,461,505    981,422   235,325  1,548,380    150     --          41

Unit value                       $15.77      $1.78     $3.94     $14.88  $1.00    $--       $1.00



*Total investments represent 5% or more of Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.


PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS

December 31, 1997

                             Non-
                             Partici-
                             pant
                             Directed                   Participant Directed
                             --------  ----------------------------------------------------------
                             Pfizer
                             Inc.
                             Common
                             Stock
                  Total      Fund*       Fund A*    Fund B  Fund C*      Fund E  Fund F   Fund G
                ---------------------------------------------------------------------------------
ASSETS
Investments,
at fair
value:
 Pfizer Inc.
 common stock:
  Pfizer Inc.
   Common Stock
   Fund, 185,403
   shares, cost
   $3,030,526;
   Fund C,
   176,544
   shares, cost
   $3,870,596   $26,987,853 $13,824,233 $       -- $     -- $13,163,620  $--     $--      $--
 Other
 marketable
 securities:
  Fund A, cost
  $2,032,415;
  Fund B, cost
  $425,961        2,960,905          --  2,127,306  833,599          --   --      --       --
Interest-bearing
 deposits/(over-
 drafts), at
 cost which
 approximates
 fair value             232          62    (70,189) (34,467)    104,826   --      --       --
                 ----------------------------------------------------------------------------
  Total
  investments    29,948,990  13,824,295  2,057,117  799,132  13,268,446   --      --       --

Due from/(to)
 other funds             --      23,236     (8,483)    (914)    (13,839)  --      --       --
Interest and
miscellaneous
receivable/
(payables)              603         375       (152)     (86)        466   --      --       --

Contributions
receivable:
 Employees          454,600          --     64,930   15,572     374,098   --      --       --
 Employers          203,454     203,454         --       --          --   --      --       --
                -----------------------------------------------------------------------------
  Net assets
  available for
  plan benefits-
  Note 7        $30,607,647 $14,051,360 $2,113,412 $813,704 $13,629,171  $--     $--      $--
                =============================================================================

Number of units
outstanding at
end of year                   1,496,212  1,253,015  265,555   1,527,178   --      --       --

Unit value                        $9.39      $1.69    $3.06       $8.92  $--     $--      $--



*Total investments represent 5% or more of Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.



PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 1998


                               Non-
                               Partici-
                               pant
                               Directed                   Participant Directed
                               --------     ---------------------------------------------------------
                               Pfizer
                               Inc.
                               Common
                               Stock
                 Total         Fund         Fund A      Fund B    Fund C       Fund E  Fund F  Fund G
                -------------------------------------------------------------------------------------
Net investment
income:
 Cash dividends:
  Pfizer Inc.
  common stock   $   277,614   $  141,253   $      --   $    --   $  136,361     $--    $--     $--
 Interest            125,796        3,383      98,134    14,066       10,213      --     --      --
                 ------------------------------------------------------------------------------------
                     403,410      144,636      98,134    14,066      146,574      --     --      --
Investment
management fees-
Note 4                  (121)          --          --      (121)          --      --     --      --
                 ------------------------------------------------------------------------------------
                     403,289      144,636      98,134    13,945      146,574      --     --      --
Realized gains
on investments,
net-Note 5:
 Pfizer Inc.
  common stock       656,810      389,407          --        --      267,403       --     --     --
 Other
  marketable
  securities         111,225           --      29,681    81,544           --       --     --     --
                 ------------------------------------------------------------------------------------
                     768,035      389,407      29,681    81,544      267,403       --     --     --
Miscellaneous
 (expense)/
 income                 (387)           4          87      (477)          (1)      --     --     --
Unrealized
 appreciation/
 (depreciation)
 of investments,
 net-Note 6       17,798,059    8,921,671     (15,349)  131,107    8,760,630       --     --     --
                 ------------------------------------------------------------------------------------
                  18,968,996    9,455,718     112,553   226,119    9,174,606       --     --     --
                 ------------------------------------------------------------------------------------
Contributions:
 Employees         4,045,538           --     312,180   123,209    3,609,958      150     --     41
 Employers         1,737,449    1,737,449          --        --           --       --     --     --
Withdrawals-
 Note 7           (6,600,226)  (2,200,586)   (369,063) (110,080)  (3,920,497)      --     --     --
Transfers
 between funds-
 net                      --           --    (419,041) (124,813)     543,854       --     --     --
                 ------------------------------------------------------------------------------------
                    (817,239)    (463,137)   (475,924) (111,684)     233,315      150     --     41
                 ------------------------------------------------------------------------------------
Net increase-
 Note 3           18,151,757    8,992,581    (363,371)  114,435    9,407,921      150     --     41
Net assets
 available for
 plan benefits-
 Note 7:
  Beginning of
   year           30,607,647   14,051,360   2,113,412   813,704   13,629,171       --      --    --
                 ------------------------------------------------------------------------------------
  End of year    $48,759,404  $23,043,941  $1,750,041  $928,139  $23,037,092     $150     $--   $41
                 ====================================================================================

	See Notes to Financial Statements which are an integral part of these financial statements.





PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 1997


                               Non-
                               Partici-
                               pant
                               Directed                   Participant Directed
                               --------     ---------------------------------------------------------
                               Pfizer
                               Inc.
                               Common
                               Stock
                  Total        Fund         Fund A      Fund B    Fund C       Fund E  Fund F  Fund G
                 ------------------------------------------------------------------------------------

Net investment
income:
 Cash dividends:
  Pfizer Inc.
   common stock  $   239,464   $  125,654   $      --   $    --   $  113,810   $--     $--     $--
  Other
   marketable
   securities         11,624           --          --    11,624           --    --      --      --
 Interest            148,646        3,617     131,913       869       12,247    --      --      --
                 ------------------------------------------------------------------------------------
                     399,734      129,271     131,913    12,493      126,057    --      --      --
Investment
management fees-
Note 4                  (178)          --          --      (178)          --    --      --      --
                 ------------------------------------------------------------------------------------
                     399,556      129,271     131,913    12,315      126,057    --      --      --
Realized gains/
 (losses) on
 investments, net-
 Note 5:
  Pfizer Inc.
   common stock       32,915       20,707          --        --       12,208    --      --      --
  Other
   marketable
   securities          7,983           --      (1,342)    9,325           --    --      --      --
                 ------------------------------------------------------------------------------------
                      40,898       20,707      (1,342)    9,325       12,208    --      --      --
Miscellaneous
 income/(expense)       (605)      (2,344)     (2,028)     (611)       4,378    --      --      --
Unrealized
 appreciation of
 investments,
 net-Note 6       11,916,985    6,101,948      84,877   180,700    5,549,460    --      --      --
                 ------------------------------------------------------------------------------------
                  12,356,834    6,249,582     213,420   201,729    5,692,103    --      --      --
                 ------------------------------------------------------------------------------------
Contributions:
 Employees         3,512,201           --     574,089   172,593    2,765,519    --      --      --
 Employers         1,612,510    1,612,510          --        --           --    --      --      --
Withdrawals-
 Note 7           (4,238,708)  (1,576,471)   (525,303)  (86,755)  (2,050,179)   --      --      --
Transfers
 between funds-
 net                      --           --    (238,012)  (53,025)     291,037    --      --      --
                 ------------------------------------------------------------------------------------
                     886,003       36,039    (189,226)   32,813    1,006,377    --      --      --
                 ------------------------------------------------------------------------------------
Net increase-
 Note 3           13,242,837    6,285,621      24,194   234,542    6,698,480    --      --      --
Net assets
 available for
 plan benefits-
 Note 7:
  Beginning of
   year           17,364,810    7,765,739   2,089,218   579,162    6,930,691    --      --      --
                 ------------------------------------------------------------------------------------
  End of year    $30,607,647  $14,051,360  $2,113,412  $813,704  $13,629,171   $--     $--     $--
                 ====================================================================================


See Notes to Financial Statements which are an integral part of these financial statements.



                PFIZER SAVINGS AND INVESTMENT PLAN FOR
                   EMPLOYEES RESIDENT IN PUERTO RICO
                     NOTES TO FINANCIAL STATEMENTS
                      December 31, 1998 and 1997


NOTE 1 - Summary Plan Description

	General - The Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") is a defined contribution savings plan which was adopted on February 1, 1990. Participation in the Plan is open to all eligible employees of the Puerto Rico branches of Pfizer Pharmaceuticals, Inc., a subsidiary of Pfizer Inc. and Pfizer Corporation, an indirect wholly-owned subsidiary of Pfizer Inc., (individually and collectively, the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

	Schneider Puerto Rico (Schneider), formerly Namic Caribe, Inc., was a participant in the Pfizer Savings and Investment Plan from January 1, 1997 until September 1998, when it was sold.

	Under Puerto Rico law, any qualified plan involving pretax contributions or involving a cash or deferred arrangement must comply with one of two nondiscrimination tests. For the fiscal year ended December 31, 1998, the Plan complied with both discrimination tests.

	The following is a general description of certain provisions of the Plan. Refer to the Plan agreement for a complete description of the Plan.

	Contributions - Each participant may make contributions on an after-tax basis and/or a before-tax basis (that is, choose to reduce his or her compensation and have the Companies contribute on his or her behalf). Before-tax contributions are subject to certain restrictions under the Puerto Rico Income Tax Act of 1954, as amended. Contributions of up to 2% of compensation are matched 100% by the Companies and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

	Investment Options - Each participant in the Plan elects to have his or her contributions invested in any one or any combination of six investment funds. These funds are described below:

	Fund A - Fixed income securities
	Fund B - An index fund of corporate common stocks
	Fund C - Common stock of Pfizer Inc.
	Fund E - Small capitalization
	Fund F - Large value capitalization
	Fund G - Large capitalization growth

	At December 31, 1998 and 1997, there were 1,380 and 1,278 employees, respectively, participating in the Plan, some of whom had investments in more than one employee investment fund. On the basis of allocations by the employees of their contributions at December 31, 1998 and 1997, respectively, Fund A had 427 and 486 participating employees, Fund B, 181 and 190 and Fund C, 1,296 and 1,185. Fund E, Fund F and Fund G were added to the Plan during the last quarter of 1998. There is one participating employee each for Fund E and Fund G, while there are no participating employees in Fund F.

	All matching contributions are invested by the Plan's trustee in a seventh fund designated the "Pfizer Inc. Common Stock Fund," which consists primarily of common stock of Pfizer Inc. These contributions are non-participant directed.

	The trustee of the Plan, Banco Popular de Puerto Rico, manages investments in certain funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

	Eligibility and Vesting - Substantially all employees of the Companies who are resident in Puerto Rico are eligible to participate in the Plan beginning on the first payroll run of the following quarter, after date of hire, or the beginning of any month or payroll period thereafter. A participant is immediately vested in the full value of his or her accounts (i.e., participant and employer contributions). Effective in 1999, all new employees of Pfizer Pharmaceuticals, Inc. and Pfizer Corporation are eligible to participate in the Plan beginning with the first payroll run of the following month after hire.

	Payment of Benefits - Upon separation from service, retirement, disability or death, a participant will receive the value of his or her account as a lump-sum distribution, if such amount is $5,000 or less. At December 31, 1998, some Schneider employees still have balances in the Pfizer plan which will be payable to them during 1999, if such balances are $5,000 or less.

	Withdrawals - A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

	Termination - The Companies expect to continue the Plan indefinitely, but necessarily reserve the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Companies' Boards of Directors. In the event of termination of the Plan, each participant shall receive the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan will at any time revert to the Companies.

Note 2 - Summary of Significant Accounting Policies

	Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7.

	Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	Investment Valuation - Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Other marketable securities are valued at fair value based on the closing market price of the security on the last business day of the year except for investments in the index fund of corporate common stocks, which are recorded at fair value based on the closing market price of the underlying investments held by the fund on the last business day of the year. Interest-bearing deposits are recorded at cost, which approximates fair value.

	Security Transactions - Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds received and the cost of the investments (average cost if less than the entire investment is sold).

	Unrealized Appreciation/(Depreciation) of Investments - Unrealized appreciation/(depreciation) of investments for the year represents the difference between the cost of the investments and the fair value at the end of the year. Additionally, it includes the reversal of the unrealized appreciation/(depreciation) as of the end of the prior year.

	Dividend Recognition - Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Note 3 - Income Taxes

	No provision has been made for Puerto Rico income tax in reliance upon a determination letter issued by the Puerto Rico Department of Treasury, which states that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act of 1954 and that the trust established thereunder is entitled to exemption.

	Effective January 1, 1997 and October 1, 1998, the Plan was amended and the Companies are waiting for another determination letter from the Puerto Rico Department of Treasury which states that the Plan still meets the above requirements.

	Contributions made to the Plan by the Companies, including before-tax contributions made on the employee's behalf by the Companies and the appreciation on all funds in the employee's account, are not taxable to the employee under Puerto Rico income tax law while these amounts remain in the Plan.

Note 4 - Administrative Costs

	Except for certain investment management fees, all costs and expenses of administering the Plan are borne by the Companies.

Note 5 - Realized Gains on Investments

	The aggregate net proceeds and cost used in the calculation of the realized gains on investments are as follows:

                                Net Proceeds                 Realized
                               and Withdrawals   Cost        Gains
                               --------------- ----------   ---------
Pfizer Inc. Common Stock:
  1998                          $  819,968     $  163,158    $656,810
  1997                              44,665         11,750      32,915
Other Marketable Securities:
  1998                             877,102        765,877     111,225
  1997                           2,175,441      2,167,458       7,983


Note 6 - Unrealized Appreciation/(Depreciation) of Investments

The change in the amount of unrealized appreciation/(depreciation) was as follows:

                             Aggregate Unrealized
                          ---------------------------
                          December 31,   December 31,   Change during
                             1998            1997            1998
                          ------------   -----------    -------------
Pfizer Inc.
 Common Stock Fund        $19,715,378    $10,793,707     $ 8,921,671
Fund A                         79,542         94,891         (15,349)
Fund B                        538,745        407,638         131,107
Fund C                     18,053,654      9,293,024       8,760,630
                          -----------    -----------     -----------
                          $38,387,319    $20,589,260     $17,798,059
                          ===========    ===========     ===========

                             Aggregate Unrealized
                          ---------------------------
                          December 31,   December 31,   Change during
                             1997            1996            1997
                          ------------   -----------    -------------
Pfizer Inc.
 Common Stock Fund        $10,793,707    $4,691,759      $ 6,101,948
Fund A                         94,891        10,014           84,877
Fund B                        407,638       226,938          180,700
Fund C                      9,293,024     3,743,564        5,549,460
                          -----------    ----------      -----------
                          $20,589,260    $8,672,275      $11,916,985
                          ===========    ==========      ===========


Note 7 - Withdrawals and Reconciliation with Form 5500

	For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for Plan benefits as of December 31, 1998 and 1997 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but which were not distributed until the subsequent year:

                                     1998         1997
                                   --------     --------
Pfizer Inc. Common Stock Fund      $322,211     $152,999
Fund A                               19,868       28,721
Fund B                                  626        4,691
Fund C                              344,078      128,732
                                   --------     --------
                                    $686,783     $315,143
                                    ========     ========

	For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals have been reported as benefit expense on Form 5500 for those years.

Note 8 - Subsequent Events (unaudited)

	On April 22, 1999, the Board of Directors of Pfizer Inc. approved a three-for-one stock split in the form of a 200% stock dividend to all shareholders who own shares on June 2, 1999. Pfizer Inc. will issue the additional shares on June 30, 1999.

	The market value of Pfizer Inc. common stock declined subsequent to December 31, 1998. The decline resulted in unrealized depreciation for the period January 1, 1999 through June 10, 1999 of approximately $4,646,234 for the Pfizer Inc. Common Stock Fund and $4,587,390 for Fund
C. Unrealized depreciation was based on the number of shares in these funds as of December 31, 1998 at the closing market price of $99.56 on June 10, 1999.



PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998

                                   Number of     Interest
                                Shares or Units     Rate         Cost     Fair Value
                                ---------------  ---------    ----------  -----------
FUND A:
Mutual Funds
 Dodge and Cox Income Fund         70,585           --      $  814,709    $   864,666
 Strong Government
  Securities Mutual Fund           79,105           --         821,582        851,167
Interest-bearing Deposit
 Banco Popular de Puerto Rico,
 Time Deposits<F1>                     --        4.53%             814            814
                                                            ----------    -----------
   Total of Fund A                                          $1,637,105    $ 1,716,647
                                                            ==========    ===========
FUND B:
Other Marketable Securities
 The Northern Trust Company,
  Collective Stock Index Fund       8,166           --      $  379,923    $   918,668
Cash Overdraft                         --           --              --           (613)
                                                            ----------    -----------
    Total of Fund B                                         $  379,923    $   918,055
                                                            ==========    ===========

FUND C:
Pfizer Inc. Common Stock          180,319           --      $4,486,296    $22,539,950
Interest-bearing Deposit
 Banco Popular de Puerto
  Rico, Time Deposits <F1>             --        4.53%          22,379         22,379
                                                            ----------    -----------
    Total of Fund C                                         $4,508,675    $22,562,329
                                                            ==========    ===========

PFIZER INC. COMMON STOCK
 FUND:
Pfizer Inc. Common Stock         182,633            --      $3,113,797    $22,829,175
Interest-bearing Deposit
 Banco Popular de Puerto
  Rico, Time Deposits <F1>            --         4.53%           2,437          2,437
                                                             ---------    -----------
    Total Pfizer Inc. Common
     Stock Fund                                             $3,116,234    $22,831,612
                                                            ===========   ===========

OTHER FUNDS:
Interest-bearing Deposit
 Banco Popular de Puerto
  Rico, Time Deposits<F1>             --         4.53%      $       46    $        46
                                                            ----------    -----------

    Total of Other Funds                                    $       46    $        46
                                                            ==========    ===========

<F1> Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.

See accompanying independent auditors' report.



PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
ITEM 27d -- SCHEDULE OF
REPORTABLE TRANSACTIONS
Year Ended December 31, 1998

FUNDS A, B, C AND PFIZER INC. COMMON STOCK FUND:

                                   Number of     Number of
Investments Purchased            Transactions     Shares            Cost
-----------------------------    ------------    ----------     ----------
Interest-bearing Deposit:
 Banco Popular de Puerto
  Rico, Time Deposits<F1>            94              --         $5,855,392

<F1> Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.


Investments       Number of      Number of                             Realized
Disposed          Transactions   Shares        Cost     Fair Value    Gain/(Loss)
---------------   ------------   ---------  ---------   -----------   -----------
Interest-bearing
Deposit:
 Banco Popular de
 Puerto Rico, Time
 Deposits<F1>         48            --      $5,830,710  $5,830,710         --

<F1>Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.

See accompanying independent auditors' report.

                              INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

	We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

	Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions, as of and for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each Fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /s/ KPMG LLP

                                     KPMG LLP
March 17, 1999

Stamp No. 1461068 Puerto Rico
Society of Certified Public Accountants was affixed to the record copy of this report.


                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
                    PFIZER SAVINGS AND INVESTMENT PLAN FOR
                    EMPLOYEES RESIDENT IN PUERTO RICO
                    By:                  /S/ Louis Prado

                    Louis Prado
                 General Manager,
                 Pfizer Pharmaceuticals, Inc.
                 Chair, Savings and
                 Investment Plan Committee

Date: June 18, 1999




EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

	We consent to the use of our report included herein and incorporated by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated
March 17, 1999, relating to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1998 annual report on Form 11-K of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico.

                                 /s/ KPMG LLP
                                    KPMG LLP
San Juan, Puerto Rico
June 18, 1999